Exhibit 4.2.5
TOP
PERFORMANCE
PLAN
PERFORMANCE SHARES
AWARD
sept-06

Top Performance Plan (TPP)
CNH Case New Holland (“CNH”, “the Company”) is providing a performance based equity incentive plan, named the Top Performance Plan (“Plan”), to selected individuals of the Company. The awards of the Top Performance Plan described in this document are subject to the terms of the CNH Global N.V. Equity Incentive Plan, (as amended and restated on July 21, 2006).
Plan Highlights:
•	Performance share award, with cliff vesting upon attainment of CNH 2008 fiscal year financial objectives:
•	Operating Income of [omitted] or greater.
•	Operating Income is after restructuring and gain/loss of sale of investments and before financial income/(expense), profit from Other Subsidiaries and income taxes.
•	Trading profit cash flow of [omitted] or greater.
•	Trading Cash Flow:
•	Industrial company’s Operating Income adjusting for:
•	Depreciation and change in provisions/operating reserves

•	Investments in fixed assets

•	Changes in gross working capital
•	Thresholds are 100% of target results

•	All selected participants will be individually notified of their incentive award opportunity

•	Participants must maintain an acceptable Leadership Assessment score (mapping of Performance and Leadership assessments) during the performance period.

How the Plan Works:
Timing:
The Top Performance Plan is for the performance cycle ending December 2008. Performance shares are granted in 2006 and vest when performance criteria for fiscal year 2008 are met. Subsequent performance cycles and plan awards will be in effect when and as announced.
Eligibility:
Participants will be individually notified of their participation in the plan. Selected participants must sign an individual award letter for official acceptance of the award and terms.
Selected participants must be on the payroll at the determination date of the award and not on notice, except in the case of approved leave of absence, retirement, total disability, involuntary layoff not due to performance, or death after the plan year ends on December 31, 2008 and before the determination date of the award.
Eligibility for a partial reward for transfers to an entity which is a member of the Parent group and for certain retirements is defined in the award agreement letter.
Top Performance Plan Criteria:
Key Performance Measures: Operating Income and Trading Cash Flow
The CNH consolidated Operating Income and the Trading Cash Flow, both for the fiscal year 2008, measured under International Financial Reporting Standards (IFRS) and as applied by CNH are the company performance criteria for the Top Performance Plan.
Operating income of [omitted] or greater. Operating income is after restructuring and gain/loss of sale of investments and before financial income/(expense), profit from Other Subsidiaries and income taxes.
Trading profit cash flow of [omitted] or greater, Trading profit cash flow is defined as:
•	Industrial company’s Operating Income adjusting for:
•	Depreciation and change in provisions/operating reserves

•	Investments in fixed assets

•	Changes in gross working capital

Thresholds
100% of the targeted results must be met for both performance criteria for any payout.
Additionally, to be eligible to receive any payout, individuals must achieve an acceptable Leadership Assessment (the combined assessment of performance results and demonstrated leadership ability) during the performance period, in the sole discretion of the Corporate Governance and Compensation Committee of the CNH Global N.V. Board of Directors.
Top Performance Plan Payout Opportunity:
If the performance criteria are met as set forth in this Plan document, the eligible participants will vest in their full target incentive opportunity defined in their award agreement letters.
Awards will be paid out in Company shares that will vest immediately upon issue.
Any payout for the Top Performance Plan will be made by the 1st half of 2009. During the performance cycle period, there is no ownership right to the shares, meaning no dividends or voting rights apply to the award until the shares are issued to the individuals.
In most countries, the share award is considered compensation income at the time the award vests and full ownership shares are issued. The employee is subject to income and social contribution taxes. The Company may be required to withhold all applicable taxes and social contributions from the employees. The Company, in its sole discretion, may withhold shares of Common Shares to satisfy any applicable withholding taxes.
Once the shares are issued, there are no Company restrictions on the shares for the individuals. However, the Company’s insider trading policy continues to apply to any shares issued under the Plan, and guides when shares may be traded by employees.

Final Benefit Determination:
All benefits granted under the Equity Incentive Plan and the Top Performance Plan are subject to the final approval of the CNH Global N.V. Board of Directors’ Corporate Governance and Compensation Committee (“the Committee”) in its sole discretion. The Committee and the Board reserve the right to amend, suspend or terminate any or all provisions of the Equity Incentive Plan and the Top Performance Plan for the future plan years within the sole discretion of the Board or the Committee.
Similarly, CNH Case New Holland retains its sole and absolute discretionary authority to resolve all questions arising in the administration, interpretation and application of the Equity Incentive Plan and the Top Performance Plan. This authority includes construing the terms of the plans, including any disputed and doubtful terms and determining the eligibility of an individual to participate in the plans or to receive any benefit from them. The Company’s determination will be conclusive and binding on all persons.
Your participation in the Equity Incentive Plan and the Top Performance Plan does not guarantee your continued employment with the company or your continued participation in the Equity Incentive Plan and Top Performance Plan in future years. This plan document is not a contract of employment.

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